Exhibit 99.4

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that Brookfield Asset Management Inc. (the “company”) would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The impact of the accounting differences between Canadian GAAP and U.S. GAAP on the company’s balance sheets at December 31, 2009 and 2008 and statements of income, retained earnings and comprehensive income (loss) for the years then ended are quantified and described in this exhibit. The additional disclosure contained within this document for years ended December 31, 2009 and 2008 should be read in conjunction with the company’s financial statements as at and for the years ended December 31, 2009 and 2008 contained in the company’s 2009 Annual Report as filed on Form 40-F. A copy of this Annual Report can be found on EDGAR at www.sec.gov/edgar.html and on the company’s web site, www.brookfield.com, at investor center/financial reports.

(a)	Income Statement Differences

The impact of the differences in accounting principles between the company’s income statements and those prepared under U.S. GAAP are summarized in the following table:

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2009	2008
Net Income as reported under Canadian GAAP		$454	$649
Add back: Non-controlling interests as reported under Canadian GAAP		219	373
		673	1,022

Adjustments:
Commercial property income	(i)	8	(10)
Residential property income	(ii)	(36)	87
Hedge accounting	(iii)	43	(61)
Investment Company accounting	(iv)	46	(305)
Fair value election	(v)	3	25
Foreign exchange and dividends on convertible preferred shares	(vi)	210	(102)
Development costs	(vii)	(1)	(22)
Commercial property depreciation	(viii)	8	8
Ownership dilution	(ix)	(294)	—
Deferred income taxes	(x)	5	(61)
Other	(xi)	20	11
Net income under U.S. GAAP		685	592
Net income attributable to non-controlling interests	(d)	298	130
Net income attributable to the company	(d)	387	462
Preferred share dividends		(43)	(44)
Convertible preferred share dividends	(vi)	(32)	(31)
Net income available to common shareholders under U.S. GAAP		$312	$387
Per share amounts under U.S. GAAP	(xii)
Basic earnings per share		$0.55	$0.67
Diluted earnings per share		$0.54	$0.65
(i) Commercial Property Income Commercial property income adjustments in 2009 and 2008 are as follows:
(MILLIONS)		2009	2008
Lease termination income		$17	$18
Straight-line rental revenue		(1)	(4)
Reduction in a net investment in a foreign operation		(8)	(24)
		$8	$(10)

The recognition of lease terminations and modifications income can differ between U.S. GAAP and Canadian GAAP, and resulted in an increase to commercial property income in 2009 of $17 million (2008 – $18 million) under U.S. GAAP due to earlier recognition of such amounts than under Canadian GAAP. The company adopted straight-line recognition of rental revenue for all its properties from January 1, 2004 onward under Canadian GAAP, thereby harmonizing this policy with U.S. GAAP. In 2009, the company recorded a decrease to commercial property income of $1 million (2008 – $4 million) to reflect the adjustment required if straight-line rental revenue had been recognized from the outset of the lease as opposed to January 1, 2004 onward.

In 2009, the company realized an $8 million (2008 – $24 million) foreign exchange gain resulting from a reduction of a net investment in one of the company’s self-sustaining subsidiaries. Canadian GAAP allows for income recognition of foreign exchange gains on the reduction of a net investment, as opposed to recognition in other comprehensive income under U.S. GAAP until the investment is sold or is substantially or completely liquidated.

(ii)	Residential Property Income

The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser in certain jurisdictions prior to the recognition of revenue by the vendor. Land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Transfer of title is a requirement for recognizing revenue under U.S. GAAP, whereas this is not required in all circumstances under Canadian GAAP. Accordingly, there is a decrease in residential development income of $36 million (2008 – $87 million increase) for U.S. GAAP purposes representing the reversal of amounts previously recognized in income under Canadian GAAP.

(iii)	Hedge Accounting

Hedge accounting adjustments in 2009 and 2008 are as follows:

(MILLIONS)	2009	2008
Power sale contracts	$31	$(63)
Foreign currency contracts	12	2
	$43	$(61)

Hedge accounting differences are primarily related to power sales contracts and foreign exchange contracts. Canadian GAAP requires that certain power sale contracts that contain a net settlement provision be marked-to-market without a corresponding mark-to-market of the carrying value of the underlying power generating capacity. U.S. GAAP allows such contracts to be exempt from mark-to-market treatment if the contracts form part of the normal sales activities of the company. Under Canadian GAAP, the company recorded a $31 million loss (2008 – $63 million gain) on the mark-to-market of power sale contracts of this nature, which should not be recorded under U.S. GAAP.

The company recorded a $12 million gain (2008 – $2 million) on foreign currency derivatives that mitigate the foreign currency exposure of an anticipated business combination. Canadian GAAP allows qualified cash flow hedges of foreign currency risk exposures of an anticipated business combination to be recorded in other comprehensive income, as opposed to net income under U.S. GAAP.

(iv)	Investment Company Accounting

Under U.S. GAAP, the company is required to retain Investment Company Accounting to the extent it is utilized by a subsidiary which it consolidates. Certain of the company’s subsidiaries use this specialized basis of accounting, and accordingly, the investments subject to it are recorded at fair value. Under Canadian GAAP, these subsidiaries record investments at historic cost. The pre-tax fair value revaluation under U.S. GAAP resulted in an increase to net income of $46 million (2008 – $305 million decrease).

(v)	Fair Value Election

On January 1, 2008, the company elected to record its interests in Chilean and Brazilian transmission operations and Australian property funds at fair value under U.S. GAAP with changes in value recorded in net income. The pre-tax fair value adjustment at December 31, 2009 as a result of the fair value election was a gain of $3 million (2008 – $25 million).

(vi)	Foreign Exchange and Dividends on Convertible Preferred Shares

Canadian GAAP requires that the company’s preferred share obligations that could be settled with a variable number of the company’s common equity be classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under U.S. GAAP, they are classified as mezzanine equity with corresponding distributions classified as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under U.S. GAAP, these preferred shares are converted into the company’s functional currency at historical rates. As a result, the company has recorded the following adjustments to reconcile to U.S. GAAP:

(MILLIONS)	2009	2008
Preferred share dividends classified as interest expense for Canadian GAAP	$85	$94
Revaluation of preferred shares at historical foreign exchange rates	125	(196)
	$210	$(102)

Convertible preferred share dividends paid by the company, as opposed to payments made by its subsidiaries, of $32 million (2008 – $31 million) constitute a reconciling item for purposes of determining net income available to common shareholders under U.S. GAAP.

(vii)	Development Costs

Development costs include $1 million of direct expenses (2008 – $22 million) which are deferred and amortized under Canadian GAAP and expensed under U.S. GAAP.

(viii)	Commercial Property Depreciation

Straight-line depreciation was adopted by the company from January 1, 2004 onward which effectively harmonized Canadian GAAP with U.S. GAAP. In 2009, the company recorded an increase to U.S. GAAP net income of $8 million (2008 – $8 million) to reflect the adjustment required if straight-line depreciation had been recognized from the outset as opposed to January 1, 2004 onward.

(ix)	Ownership Dilution

Effective January 1, 2009, U.S. GAAP requires that gains or losses arising from decreases in ownership of subsidiaries, when control is retained after the change in ownership, are recorded in equity as additional paid-in capital, until the investment is sold or the company ceases to exercise control over the subsidiary. Canadian GAAP recognizes dilution gains or losses in net income, consistent with the underlying economics of the transfer of interests. During 2009, the company diluted its ownership interest in certain of its consolidated subsidiaries, and recorded realization gains of $294 million under Canadian GAAP, which are reclassified to equity for U.S. GAAP purposes until a full sale or change in control occurs.

(x)	Deferred Income Taxes

The difference in the deferred income tax provision includes the tax effect of the income statement adjustments under U.S. GAAP and uncertain income tax positions. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under U.S. GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted which resulted in a $nil (2008 – $nil) impact to net income.

(xi)	Other

Other adjustments for differences between Canadian and U.S. GAAP include $8 million of income (2008 – $24 million) related to capitalized interest on certain development projects which are expensed under Canadian GAAP and deferred and amortized under U.S. GAAP and $14 million of income (2008 – $1 million of expense) related to differences from the company’s operations in Brazil and its other investments.

Other adjustments also include a $2 million expense (2008 – $12 million) related to the company’s stock based compensation plan for a one-time payment. Under Canadian GAAP, payments with the intention to make whole the holder of an award are not considered modifications to the plan; however, under U.S. GAAP these payments are modifications and are expressed as incurred.

(xii)	Per Share Amounts

The company’s current policy is to redeem the Preferred Shares Series 10, 11, 12, and 21 through the payment of cash in the event that holders of Preferred Shares exercise their conversion option. As a result, the impact of the conversion option of these Preferred Shares has been excluded from the company’s diluted EPS calculation under U.S. GAAP. However, the company is not legally obliged to redeem these Preferred Shares for cash and reserves the right to settle the conversion option in Class A common shares.

(b)	Comprehensive Income (Loss)

The impact of the differences in accounting principles between the company’s statements of other comprehensive income (loss) under Canadian GAAP and under U.S. GAAP are as follows:

(MILLIONS)	Note	2009	2008
Other comprehensive income (loss) – Canadian GAAP		$1,375	$(1,215)
Add back: non-controlling interests as reported under Canadian GAAP		124	(210)
		1,499	(1,425)
Adjustments:
Market value adjustments	(i)	(79)	72
Additional pension asset	(ii)	(30)	(60)
Foreign currency translation	(iii)	109	(72)
Income taxes on above noted adjustments		—	(15)
Other comprehensive income (loss) under U.S. GAAP		1,499	(1,500)
Other comprehensive income (loss) attributable to non-controlling interests		156	(233)
Other comprehensive income (loss) attributable to the company		$1,343	$(1,267)

(i) Market Value Adjustments

Market value adjustments in other comprehensive income (loss) in 2009 and 2008 are as follows:

(MILLIONS)	2009	2008
Hedge accounting	$(12)	$(2)
Investment company accounting	(67)	74
Market value adjustments	$(79)	$72

Hedge accounting adjustments include the impact of certain cash flow hedges of anticipated business combinations. Canadian GAAP allows the effective portion of cash flow hedges of foreign currency risk exposures of an anticipated business combination to be recorded in other comprehensive income. However, under U.S. GAAP, cash flow hedges of an anticipated business combination are recorded in net income at fair value.

Investment Company Accounting adjustments are a result of the continuation of investment company accounting under U.S. GAAP, as noted in subsection (a) (iv). Under Canadian GAAP these investments are accounted for using either full consolidation or equity method accounting. Accordingly, under U.S. GAAP, other comprehensive income that was recognized under Canadian GAAP is reclassified to net income for U.S. GAAP purposes.

(ii) Additional Pension Asset

U.S. GAAP requires the overfunded or underfunded status of a defined benefit post retirement pension plan to be reflected in the consolidated balance sheet with an offsetting adjustment to other comprehensive income. The company has reflected this adjustment including its proportionate share of adjustments recorded by equity accounted investees and consolidated subsidiaries.

(iii) Foreign Currency Translation Adjustments

Canadian and U.S. GAAP require that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The resulting changes in foreign currency translation under U.S. GAAP are result of the foreign currency translation of U.S. GAAP carrying values of assets, which can differ from Canadian GAAP based on the impact of other U.S. GAAP adjustments.

As a result of the above adjustments, the components of comprehensive income (loss) under U.S. GAAP are as follows:

(MILLIONS)	2009	2008
Net income under U.S. GAAP	$685	$592
Market value adjustments	227	(387)
Additional pension asset	(30)	(60)
Foreign currency translation	1,308	(913)
Taxes on above noted adjustments	(6)	(140)
Other comprehensive income (loss)	1,499	(1,500)
Comprehensive income (loss)	2,184	(908)
Comprehensive income (loss) attributable to non-controlling interests	454	(103)
Comprehensive income (loss) attributable to the company	$1,730	$(805)

(c)	Balance Sheet Differences

The incorporation of the significant differences in accounting principles under Canadian GAAP and U.S. GAAP would result in the following presentation of the company’s balance sheets:

(MILLIONS)	Note	2009	2008
Assets
Cash and cash equivalents		$1,236	$1,172
Accounts receivable and other	(i)	8,398	6,829
Intangible assets		1,391	1,614
Goodwill		1,561	1,275
Financial assets		3,122	2,187
Loans and notes receivable		1,779	2,070
Property, plant and equipment	(ii), (iii)	40,053	35,759
Equity accounted investments	(iv)	1,827	914
Total assets under U.S. GAAP		$59,367	$51,820
Liabilities
Corporate borrowings		$2,593	$2,284
Property-specific mortgages		25,311	23,198
Other debt of subsidiaries		3,778	3,648
Accounts payable and other		8,770	8,198
Intangible liabilities		741	891
Capital securities		478	476
Equity
Non-controlling interests		9,845	7,169
Preferred equity		1,144	870
Common equity	(v)	6,707	5,086
Total liabilities and equity under U.S. GAAP		$59,367	$51,820

Under U.S. GAAP, the company retains the specialized basis of accounting utilized by certain subsidiaries which it consolidates. Certain of the company’s subsidiaries use Investment Company Accounting and accordingly record investments at fair value. Under Canadian GAAP, these investments are accounted for using either full consolidation or equity method accounting. As a result, the U.S. GAAP Balance Sheet reflects these investments on a deconsolidated basis at fair value, in addition to the impact of the aforementioned net income adjustments.

Certain prior year amounts have been reclassified to conform to the current year’s presentation in conformity with Canadian GAAP.

The significant differences between Canadian GAAP and U.S. GAAP are as follows:

(i) Deferred Income Taxes

The deferred income tax asset (liability) under U.S. GAAP is included in accounts receivable (payable) and other and is calculated as follows:

(MILLIONS)	2009	2008
Tax assets related to operating and capital losses	$1,199	$990
Tax liabilities related to differences in tax and book basis	(1,420)	(1,232)
Valuation allowance	(280)	(280)
Deferred income tax liability under U.S. GAAP	$(501)	$(522)

(ii) Joint Ventures

Under U.S. GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method for investments that would otherwise be equity accounted for under U.S. GAAP.

(iii) Investment Company Accounting

Included in property plant and equipment are investments held by certain of the company’s subsidiaries which follow Investment Company Accounting. These investments are recorded at fair value under U.S. GAAP, whereas in Canadian GAAP they are accounted for using either full consolidation or equity method accounting.

(iv) Equity Accounted Investments

The company’s equity accounted investments under U.S. GAAP include Prime Infrastructure, Dalrymple Bay Coal Terminal (“DBCT”) ,Chilean transmission operations, Australian property funds, and other real estate and business services. During 2009, the company acquired a 40% interest in Prime Infrastructure and a direct 49% interest in DBCT.

The investments have been adjusted to reflect the cumulative impact of calculating equity accounted earnings and other items described in the table below under U.S. GAAP as follows:

(MILLIONS)	2009	2008
Equity accounted investments under Canadian GAAP	$1,924	$890
Reclassification from financial assets and accounts receivable and other	(28)	28
Accumulated other comprehensive loss	(61)	(20)
Equity accounted (loss) income	(8)	16
Equity accounted investments under U.S. GAAP	$1,827	$914

(v) Common Equity

The components of common equity under U.S. GAAP are as follows:

(MILLIONS)	2009	2008
Common shares	$1,305	$1,295
Additional paid in capital	480	195
Accumulated other comprehensive income (loss)	509	(834)
Retained earnings	4,413	4,430
Common equity under U.S. GAAP	$6,707	$5,086

(d) Change in accounting policies

(i) FASB ASC Subtopic 805-10, “Business Combinations” and FASB ASC Subtopic 810-10, “Consolidation”

As of January 1, 2009, the company was required to adopt FASB ASC Subtopic 805-10, “Business Combinations” (“ASC 805-10”) and FASB ASC Subtopic 810-10, “Consolidation” (“ASC 810-10”). ASC 805-10 changes how business acquisitions are accounted for and impacts the accounting for future business combinations both on the acquisition date and in subsequent periods. ASC 810-10 changes the accounting and reporting for minority interests, which are re-characterized as non-controlling interests and classified as a component of equity. The resulting changes to presentation and disclosure requirements have been reflected herein.

(ii) FASB ASC Subtopic 825-10, “Financial Instruments”

On April 9, 2009, the FASB issued FASB ASC Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) that expands the fair value disclosures required for all financial instruments within the scope of ASC 825-10 to interim periods for publicly traded entities. ASC 825-10 also requires entities to disclose method and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes of the methods and significant assumptions from prior periods. ASC 825-10 is applicable to interim or annual periods ending after June 15, 2009. The disclosures required by ASC 825-10 are incorporated in the company’s consolidated financial statements.

(iii) FASB ASC Subtopic 855-10, “Subsequent Events”

On May 28, 2009, the FASB issued FASB ASC Subtopic 855-10, “Subsequent Events” (“ASC 855-10”), which provides guidance on the assessment and disclosure of subsequent events. ASC 855-10 represents the inclusion of guidance on subsequent events in the accounting literature which was historically included in US auditing literature. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. ASC 855-10 is effective prospectively for interim or annual financial periods ending after June 15, 2009.

(e) Future accounting policy changes

SFAS No. 167, Amendments to FASB Interpretation No. 46(R)

On June 12, 2009, the FASB issued SFAS No. 167, “Amendments to FAS Interpretation No. 46(R)” (“SFAS 167”), which amends the consolidation guidance for variable interest entities in FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). Under SFAS 167, the primary beneficiary of a variable interest entity (“VIE”) is the enterprise that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS 167 also amends scope exemptions, provides guidance for identifying the primary beneficiary where power to direct the activities of a VIE is shared, restricts instances where rights to kick-out a decision maker are considered in determining whether an entity is a VIE and amends guidance on when an enterprise reconsiders whether it is the primary beneficiary of a VIE or whether an entity it is involved in is a VIE. SFAS 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited.